UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Adecoagro S.A.

(Name of Subject Company)

Adecoagro S.A.

(Name of Person Filing Statement)

Common Stock, nominal value $1.50 per share

(Title of Class of Securities)

L00849106

(CUSIP Number of Class of Securities)

Manuela Lamellari

28, Boulevard F.W. Raiffeisen,

L - 2411 Luxembourg

Grand Duchy of Luxembourg

Tel: +352.2644.9494

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Maurice Blanco

James Dougherty

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ii

ITEM 1. SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg (the “Company”). The Company’s registered office is located at 28, Boulevard F.W. Raiffeisen, L-2411, Luxembourg, Grand Duchy of Luxembourg. The Company’s telephone number at such address is +352.2644.9494.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, nominal value $1.50 per share (“Shares”). As of the close of business on March 26, 2025, there were (i) 111,381,815 Shares issued out of which 99,993,156 Shares are outstanding, (ii) 1,269,446 Shares subject to issuance pursuant to outstanding options to purchase Shares (the “Company Options”), (iii) 2,396,797 Shares (all of which are included in the 99,993,156 figure above) outstanding under the Company Stock Plans (as defined in the Transaction Agreement) that are subject to satisfaction of vesting or other forfeiture conditions (“Company Restricted Shares”) and (iv) 644,439 Shares reserved and available for future issuance under the Company Stock Plans.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The filing person is the Company, the subject company. The name, business address and business telephone number of the Company are set forth in the section titled “Item 1. Subject Company Information—Name and Address” above.

(b) Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Tether Investments S.A. de C.V., an El Salvador corporation (the “Purchaser”), to purchase up to 49,596,510 of the Company’s issued and outstanding Shares (the “Maximum Shares”), representing, when added to the Shares already owned by the Purchaser, up to approximately 70% of the outstanding Shares, at a purchase price of $12.41 per Share, in cash, without interest thereon (the “Offer Price”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Purchaser filed a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2025.

The Offer is being made pursuant to the Transaction Agreement, dated as of March 26, 2025, by and between the Purchaser and the Company (together with any amendments or supplements thereto, the “Transaction Agreement”).

The Purchaser’s obligation to consummate the Offer is subject to, among other things, (a) the condition that there shall have been validly tendered and not validly withdrawn prior to the Acceptance Time that number of Shares that, when combined with the existing Shares owned by the Purchaser, represents at least 51% of the outstanding Shares on a fully diluted basis (the “Minimum Condition”), (b) the condition that immediately prior to the Acceptance Time, there shall be no Applicable Law (as defined in the Transaction Agreement) in any jurisdiction where either the Purchaser or the Company has material business operations that renders illegal or otherwise restrains or prohibits the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the Purchaser, (c) the condition that immediately prior to the Acceptance Time, there shall not been instituted or pending any Proceeding by any Governmental Authority (as defined in the Transaction Agreement) in any jurisdiction in which the Company or the Purchaser has material business operations that challenges or seeks to make illegal, prohibit or otherwise prevent the consummation of the Offer, and (d) other conditions set forth in Section 13 (Conditions to the Offer) of the Offer to Purchase, subject to the possible waiver by the Purchaser and the Company (if applicable) of certain of such conditions.

As of the date hereof, the number of Shares that if validly tendered and not validly withdrawn would satisfy the Minimum Condition is 31,245,229. This number may be subject to change to the extent the Company issues any additional Shares or Company Options (to the extent it is permitted to do so) prior to the Acceptance Time.

If and to the extent that a number of Shares in excess of the Maximum Shares are validly tendered and not validly withdrawn pursuant to the Offer, the number of Shares validly tendered and not validly withdrawn by each tendering holder of Shares shall be deemed decreased on a pro rata basis based on the number of Shares validly tendered and not validly withdrawn by each tendering shareholder (with fractional Shares rounded to the nearest whole Share) such that the aggregate number of Shares accepted for payment, and paid for, by the Purchaser in the Offer shall be equal to the Maximum Shares. For further details on the proration of Shares tendered in the Offer, see “Section 1—“Terms of the Offer” of the Offer to Purchase. Upon the consummation of the Offer, the Purchaser will beneficially own at least 51% of the outstanding Shares on a fully diluted basis and up to approximately 70% of the outstanding Shares.

Subject to the terms and conditions in the Transaction Agreement, and the satisfaction or, to the extent waivable by the Purchaser, waiver by the Purchaser of the conditions to the Offer, the Purchaser will, (i) after the expiration of the Offer, as promptly as practicable (and in any event within one business day), or if proration is required in accordance with the terms and conditions of the Offer, after the final proration factor is determined, accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Acceptance Time”), and (ii) as promptly as practicable after the Acceptance Time (and in any event within one business day) pay for such Shares, in each case, in accordance with the procedures set forth in the Offer to Purchase. The Offer will expire at one minute after 11:59 p.m. Eastern Time on Thursday, April 24, 2025 (the “Expiration Time”), unless the Purchaser extends the Offer in accordance with the terms of the Transaction Agreement, in which event the term “Expiration Time” will mean the date to which the initial expiration time of the Offer is so extended.

See the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity Awards in the Transactions” below for a discussion of treatment of the Company Options and the Company Restricted Shares.

As set forth in the Offer to Purchase, the principal executive office of the Purchaser is located at Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12 San Salvador, H3, 00000, and its telephone number is +443333355842.

The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively. A copy of the Transaction Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference. The foregoing descriptions of the Transaction Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Transaction Agreement, the Offer to Purchase and the Letter of Transmittal.

Information relating to the Offer, including this Schedule 14D-9 and other related documents, will be made available for free at the SEC’s website at www.sec.gov. The Company’s shareholders may also obtain, free of charge, this Schedule 14D-9 and other related documents that the Company has filed with or furnished to the SEC on the Company’s internet website at www.adecoagro.com or by contacting the Company’s investor relations department at ir@adecoagro.com. The information on the Company’s website should not be considered part of this Schedule 14D-9 and, except as expressly stated in this Schedule 14D-9, is not incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

According to the Schedule TO, as of March 28, 2025, the Purchaser owned 20,398,699 Shares, which represent approximately 20.4% of the outstanding Shares as of such date, and the total number of votes in the Company (based on there being 99,993,156 Shares outstanding as of such date).

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) the Purchaser or any of its executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Transaction Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with the Purchaser and its Affiliates

Transaction Agreement

On March 26, 2025, the Company and the Purchaser entered into the Transaction Agreement. The summary description of the Transaction Agreement set forth in Section 12 (Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement) of the Offer to Purchase and a summary description of the conditions of the Offer set forth in Section 13 (Conditions to the Offer) of the Offer to Purchase, respectively, are hereby incorporated herein by reference. Such summary descriptions of the Transaction Agreement and the conditions of the Offer do not purport to be complete and are qualified in their entirety by reference to the Transaction Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated by reference.

Shareholders and other interested parties should read the Transaction Agreement for a more complete description of the provisions summarized herein and in the Offer to Purchase. The Transaction Agreement contains representations and warranties that the Company and the Purchaser made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Transaction Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Transaction Agreement or may have been used for the purpose of allocating risk among the Company and the Purchaser rather than establishing matters as fact. In addition, such representations, warranties and covenants may have been modified, qualified or excepted by certain confidential disclosures or other information not reflected in the text of the Transaction Agreement, and may apply contractual standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by shareholders, or that may be different from materiality under applicable securities laws. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Transaction Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the shareholders, or any other third parties should rely on the representations, warranties and covenants in the Transaction Agreement, or any descriptions thereof, as characterizations of the actual state of facts or conditions of the Company, the Purchaser or any of their respective subsidiaries or affiliates.

Amended and Restated Articles of Incorporation

Following the consummation of the Offer, the Purchaser will and will cause any of its affiliates holding Shares to vote in favor of and approve an amended and restated Articles of Incorporation in the form set forth in Exhibit B to the Transaction Agreement (the “Amended Articles”). The Amended Articles will implement certain governance provisions negotiated by the Company and the Purchaser, including the following provisions:

•	Company Board Representation. Following Acceptance Time, if any shareholder (including the Purchaser) controls greater than 50% of the Company’s outstanding Shares, such shareholder shall be entitled to nominate a number of directors to the Company Board, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Company Board by (ii) a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by the relevant Shareholder (and evidenced to the Company), and having a denominator equal to the total number of Shares then issued and outstanding, provided that such number of candidates shall be reduced in order to comply with the requirement that a minimum of three directors be independent directors.

•	Acquisition Restrictions. Shareholders are prohibited from acquiring more than 80% of the Company’s Shares unless they make a public offer to acquire all of the Company’s outstanding Shares.

•	Restrictions on Related Party Transactions. Any Related Party Transaction (as defined in Item 7.B of SEC Annual Report on Form 20-F) will require the prior approval of a majority of the Independent Directors.

•	Independent Directors. At any given time following the Acceptance Time, the Company will have no fewer than three directors on the Company Board who are each “independent” (as defined in the Amended Articles).

•	Supermajority Approval Requirements. Any direct or indirect amendment to certain provisions in the Amended Articles that are intended to protect the rights of continuing minority shareholders will require the approval of a 90% majority of the outstanding voting rights of the Company.

The foregoing summary and description of the Amended Articles does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Articles, which is attached to the Transaction Agreement as Exhibit B and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Transaction Agreement, the Company entered into a Registration Rights Agreement with the Purchaser that grants the Purchaser certain customary registration rights, including demand registration rights and piggyback registration rights, with respect to registrable securities the Purchaser holds. The Company has agreed to pay certain fees and expenses in connection with such registration, subject to certain exceptions.

The foregoing summary and description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Letter

On February 24, 2025, the Company entered into an exclusivity letter with the Purchaser (as the same was later amended, the “Exclusivity Letter”) which granted the Purchaser an exclusivity period until March 30, 2025 (the “Exclusivity Period”), during which the Company agreed, among other things, not to, directly or indirectly, initiate, solicit, discuss any expression of interest with, participate in negotiations with or provide any confidential information to any person other than the Purchaser in connection with, or authorize, enter into any agreement relating to, or accept any proposal or offer relating to, or that would reasonably be expect to lead to, a transaction involving, indirectly or indirectly, (a) the sale, license or disposition of a material portion of the assets of the Company and its subsidiaries, taken as a whole, (b) issuance, sale or disposition of a material portion of equity interests of the Company or (c) any merger, exchange, reorganization or similar business combination transaction. During the Exclusivity Period, the Purchaser agreed, among other things, not to (i) acquire or facilitate the acquisition of any securities or assets of the Company, (ii) enter into or facilitate any merger, business combination or other extraordinary transaction involving the Company, (iii) in any way participate or engage in any “solicitation” of “proxy”, (iv) nominate or recommend for nomination a person for election or submit any shareholder proposal at any shareholder meeting, (v) otherwise act to seek to influence the management of the Company or (vi) disclose any intention inconsistent with the foregoing.

The foregoing summary and description of the Exclusivity Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Letter, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

The information set forth in the sections in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 26, 2024 (the “Annual Report”) entitled “Item 6.A.: Directors and Senior Management”, “Item 6.B.: Compensation”, “Item 6.C.: Board Practices”, “Item 6.E.: Share Ownership”, “Item 7.A.: Major Shareholders” and “Item 7.B.: Related Party Transactions” is filed as Exhibit (e)(4) and incorporated herein by reference. Any information contained in the pages from the Annual Report incorporated by reference herein shall be deemed modified or superseded by the information contained herein to the extent inconsistent therewith.

The Company’s executive officers and the non-employee members of the Company Board may be deemed to have certain interests in the Offer and the other Transactions that may be different from, or in addition to, those of the Company’s shareholders generally.  Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Transaction Agreement and the Transactions, as discussed more fully below in the subsection entitled “—Reasons for the Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and non-employee members of the Company Board who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration per share on the same terms and conditions as the other shareholders of the Company. As of March 26, 2025, the executive officers and directors of the Company beneficially owned, in the aggregate, 4,692,055 Shares, excluding Shares issuable upon exercise of outstanding Company Options (but including unvested Company Restricted Shares, which will vest on April 1, 2025, as discussed separately in the subsection below entitled “—Effect of the Offer on Equity Awards”).

The following table sets forth the number of Shares beneficially owned as of March 26, 2025, by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options (but including unvested Company Restricted Shares, which are anticipated to vest on April 1, 2025). For a discussion of which of the Company’s directors and officers intend to tender their Shares in the Offer, please refer to the section titled “Item 4. The Solicitation or Recommendation—Intent to Tender.”

Name	Number of Shares Beneficially Owned(#)(1)(2)
Executive Officers
Mariano Bosch	1,207,566
Emilio Federico Gnecco	474,620
Mario Jose Ramon Imbroschiano	297,000
Renato Junqueira Santos Pereira	583,458
Ezequiel Garbers	294,530
Leonardo Raul Berridi	307,380
Directors
Plínio Musetti	94,285
Alan Leland Boyce	1,217,502
Guillaume van der Linden	71,513
Manuela Vaz Artigas	4,696
Andrés Velasco Brañes	13,207
Daniel González	60,245
Ivo Andrés Sarjanovic	49,067
Ana Cristina Russo	16,986

(1)	In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Options (whether or not currently exercisable) held by each individual are excluded.

(2)	In calculating the number of Shares beneficially owned for this purpose, unvested Company Restricted Shares held by each individual have been included as they will vest on April 1, 2025 (a portion in the ordinary course and a portion based on the action by the Company Board as described in the subsection below entitled “Effect of the Offer on Equity Awards”). Note that the number of Shares listed in this column does not take into account that a portion of the Company Restricted Shares will be sold to cover taxes at the time of vesting.

Effect of the Offer on Equity Awards

The Company Board has determined that all outstanding unvested Company Restricted Shares will vest on April 1, 2025, and the holders of such Company Restricted Shares will have the opportunity to tender in the Offer.  To the extent that the Offer is not consummated, any previously unvested Company Restricted Shares (other than Company Restricted Shares that vest on April 1, 2025 in the ordinary course) will again become unvested.

Table of Executive Officer and Director Equity Awards

The following table sets forth the number of (i) Company Options and (ii) Company Restricted Shares, in each case held by each of our executive officers and directors as of March 26, 2025. For a discussion of which of the Company’s directors and officers intend to tender their Shares in the Offer, please refer to the section titled “Item 4. The Solicitation or Recommendation—Intent to Tender.”

Name	Number of Unvested Company Options (#)	Number of Vested Company Options (#)	Number of Unvested Company Restricted Shares (#)(1)(2)
Executive Officers
Mariano Bosch	-	478,832	425,152
Emilio Federico Gnecco	-	34,325	201,196
Mario Jose Ramon Imbroschiano	-	189,314	93,461
Renato Junqueira Santos Pereira	-	-	253,087
Ezequiel Garbers	-	212,388	91,955
Leonardo Raul Berridi	-	231,087	112,372
Directors
Plínio Musetti	-	-	10,423
Alan Leland Boyce	-	-	13,207
Guillaume van der Linden	-	-	10,423
Manuela Vaz Artigas	-	-	4,696
Andrés Velasco Brañes	-	-	13,207
Daniel González	-	-	10,423
Ivo Andrés Sarjanovic	-	-	10,423
Ana Cristina Russo	-	-	10,423

(1)	The following number of Company Restricted Shares held by executive officers will vest on April 1, 2025 in the ordinary course and the vesting of the remainder will accelerate on April 1, 2025 and be subject to the consummation of the Offer as more fully described in the subsection above entitled “Effect of the Offer on Equity Awards.” Mr. Bosch - 142,430 Company Restricted Shares; Mr. Gnecco - 56,015 Company Restricted Shares; Mr. Imbroschiano - 29,747 Company Restricted Shares; Mr. Pereira - 75,198 Company Restricted Shares; Mr. Garbers - 29,629 Company Restricted Shares; and Mr. Berridi - 34,463 Company Restricted Shares.

(2)	Note that the number of Shares listed in this column does not take into account that a portion of the Company Restricted Shares will be sold to cover taxes at the time of vesting and will not be available to be tendered in the Offer.

Continuing Employees — Management Compensation and Benefits

The Transaction Agreement provides that following the Acceptance Time, the Purchaser will use reasonable best efforts to cause the Company Entities to provide employees with a compensation program, including salaries and employee benefits, that is no less favorable to employees than the compensation program disclosed by the Company to the Purchaser, as described more fully in Section 12 (Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement) of the Schedule TO.

Potential Severance Arrangements

The Transaction Agreement provides that during the Pre-Closing Period (as defined in the Transaction Agreement), the Company may enter into severance arrangements with certain senior management of the Company, which severance arrangements will provide for enhanced severance upon a qualifying involuntary termination of employment consistent with the terms disclosed by the Company to the Purchaser in writing prior to the execution of the Transaction Agreement, as described more fully in Section 12 (Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement) of the Offer to Purchase. At this time, it is not known exactly which members of the senior management will be entering into such severance arrangements and the exact terms of those severance arrangements.

Performance-Based Equity Program

The Transaction Agreement provides that on the Acceptance Time or immediately thereafter, the Company will (and the Purchaser shall use reasonable best efforts to cause the Company to) implement a performance-based award equity program and grant equity awards thereunder to certain of the Company Entities’ employees; provided that no such equity program or equity award granted pursuant to the equity program will provide for acceleration of vesting or benefits as a result of the consummation of the Offer or any of the other Transactions related to the Offer without the prior written consent of the Purchaser, as described more fully in Section 12 (Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement) of the Offer to Purchase.  At this time, it is not known who will be granted performance-based equity awards pursuant to this program and the quantum of any individual awards that may be granted.

Director and Officer Indemnification

The Company’s Articles of Incorporation as of the date of the Transaction Agreement (the “Articles”) provides that (i) the directors of the Company shall not be held personally liable for the indebtedness or other obligations of the Company and (ii) any current or former director or officer of the Company shall be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by them in connection with any claim, action, suit or proceeding arising out of, relating to or resulting from their position as a director or officer of the Company and against amounts paid or incurred by them in the settlement thereof, except liability or expenses arising out of, relating to or resulting from (1) willful misfeasance, bad faith, gross negligence or reckless disregard of their duties, (2) acts or omissions in bad faith and not in the interest of the Company, or (3) any settlement that is not approved by a court of competent jurisdiction or by the Company Board. The Company also maintains a D&O insurance policy to provide indemnification for any director or officer of the Company in connection with their position to the extent permitted under applicable law and the Articles.

The engagement letters entered into by each director with the Company also provide that the Company will indemnify the directors in accordance with, and to the extent provided under, applicable law and the Articles.

The Transaction Agreement provides that the Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Acceptance Time (whether asserted or claimed prior to, at or after the Acceptance Time) now existing in favor of the current or former directors or officers of any Company Entity (as defined in the Transaction Agreement) and any indemnification or other similar agreements of any Company Entity, in each case as in effect on the date of the Transaction Agreement, will continue in full force and effect in accordance with their terms, and the Purchaser will use reasonable best efforts to cause the Company Entities to perform their obligations thereunder. Without limiting the foregoing, following the Acceptance Time, the Purchaser will use reasonable best efforts to cause the Company Entities to, and the Company agrees that it will, indemnify and hold harmless each individual who is a current or former director, officer or manager of any Company Entity or who is as of the date of the Transaction Agreement, or who thereafter commences prior to the Acceptance Time, serving at the request of any Company Entity as a director, officer or manager of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Acceptance Time, including the Transaction Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director, officer or manager of any Company Entity or is or was serving at the request of any Company Entity as a director, officer or manager of another Person, whether asserted or claimed prior to, at or after the Acceptance Time, to the fullest extent permitted under Applicable Law. In the event of any such claim, action, suit or proceeding, each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Company Entities, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Company Entities, as applicable, as in effect on the date of the Transaction Agreement.

Pursuant to the Transaction Agreement, the Purchaser has also agreed to vote in favor of and approve the annual accounts of the Company (solus) for the financial year ending December 31, 2024 and the Company Audited Financial Statements and the discharge (quitus) of each member of the Company Board for the proper performance of their duties.

The foregoing summary and description of the indemnification of directors and officers does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement and the Amended Articles, which, together with applicable amendments thereto, are filed as Exhibit (e)(1) hereto and attached to the Transaction Agreement as Exhibit B, respectively, and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Company Board

At a meeting held on March 26, 2025, after careful discussion and consideration, the Company Board unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are fair to the Company’s shareholders, (ii) declared it advisable to enter into the Transaction Agreement, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Transaction Agreement and consummate the Transactions, including the Offer, (iv) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Transaction Agreement.

Accordingly, and for the reasons described below in the section titled “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation,” the Company Board unanimously recommends that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

On March 27, 2025, the Company and the Purchaser issued a joint press release announcing the execution of the Transaction Agreement, a copy of which is attached as Exhibit (a)(5) hereto and incorporated herein by reference.

Background of the Offer

The following chronology summarizes certain key events related to the Offer. The following chronology does not purport to catalogue every conversation by, of or among the members of the Company Board, representatives of the Purchaser, the representatives of the Company and/or any other parties.

The Company Board and senior management regularly review and assess the Company’s s operations, performance, opportunities, prospects and strategic direction. In connection with this review and assessment, and with the assistance of legal and financial advisors, the Company Board and management have considered potential strategic alternatives for the Company, including potential business combinations or other transactions, to strengthen the Company’s business and maximize shareholder value.

Between July 29, 2024, and November 18, 2024, the Purchaser and its affiliates purchased 19.4% of the Company’s outstanding Shares.

On December 23, 2024 and December 26, 2024, Mariano Bosch, the Company’s chief executive officer, and Emilio Gnecco, the Company’s chief financial officer, held introductory meetings with Giancarlo Devasini, the Purchaser’s chairman, and Paolo Ardoino, the Purchaser’s chief executive officer, to discuss the Company’s business (and not in connection with the Offer).

On December 28, 2024, representatives of the Company corresponded with Giv Zanganeh, a representative of the Purchaser’s energy division, about potential visits by the Purchaser’s representatives to the Company’s operations in Brazil. Between January 1 and January 13, 2025, Mr. Bosch, Mr. Gnecco and other representatives of the Company corresponded over email with Mr. Zanganeh to organize the site visits and provided certain public data about the Company’s energy production capacity.

On January 13 and January 14, 2025, Giv Zanganeh, visited the Company’s Angelica and Ivinhema mills in Brazil.

On January 31, 2025, the Company signed a confidentiality agreement with Zettahash SA de CV, an affiliate of the Purchaser, in the context of exploring the use of energy production for cryptocurrency mining and a potential visit by representatives of the Company to the Purchaser’s cryptocurrency mining facility in Uruguay.

Between February 11, 2025 and February 13, 2025, Mr. Gnecco and other representatives of the Company visited the Purchaser’s cryptocurrency mining facility in Uruguay.

On February 14, 2025, Juan Sartori, an advisor to the Purchaser and Mr. Devasini informed Mr. Bosch via telephone call that the Purchaser would be submitting a proposal to initiate an offer for a portion of the Company’s outstanding shares. Later that day, the Purchaser delivered the following letter to Mr. Bosch via email:

February 14, 2025

Board of Directors

Adecoagro S.A.

Attn: Plinio Musetti, Chairman

Attn: Mariano Bosch, Chief Executive Officer

By Email

Dear Members of the Board:

Tether Investments, S.A. de C.V., a member of the Tether Group, which includes Tether International, S.A. de C.V. the issuer of USDT, the largest stablecoin with more than 400 million users (“Tether”) is pleased to submit the following proposal (the “Acquisition Proposal”) for Tether to acquire, by way of a takeover bid, tender offer or other mutually acceptable structure, such number of common shares, par value $1.50 per share (“Common Shares”), of Adecoagro S.A. (the “Company”), for cash consideration of $12.41 per Common Share (the “Purchase Price”), that would result in Tether collectively holding 51% of the outstanding Common Shares of the Company (the “Acquisition”).

The Purchase Price represents a premium of: (i) 26.6% over the closing price of Common Shares on February 13, 2025; (ii) 22.8% over the average closing price of Common Shares since November 13, 2024; and (iii) 19% over the average closing price of Common Shares since February 13, 2024. This also represents the highest price that Common Shares have traded since April 20, 2022.

Tether notes that: (i) the Company’s profitability has significantly declined, with 3Q24 adjusted EBITDA down 29% YoY and materially negative free cash flow of $23 million after dividend payments; (ii) the Company’s net debt has risen to $1 billion, with leverage increasing to 2.3x due to weaker earnings; and (iii) the Sugar, Ethanol & Energy and Farming segments have continued to decline driven by lower production volumes and rising costs. In light of the premiums described above and the aforementioned factors, Tether believes that the Acquisition Proposal is very attractive to the Company’s shareholders and will allow them to recognize an immediate and significant cash return on their Common Shares that are tendered and accepted for purchase pursuant to the Acquisition Proposal. If the Common Shares tendered will be greater than the maximum number which Tether is proposing to purchase pursuant to the Acquisition Proposal, customary proration provisions would be applied.

With respect to the Common Shares that will continue to be held by the public, Tether also believes that the Acquisition Proposal will enhance their potential for long-term appreciation.

Tether firmly believes in establishing a partnership with the Company, which will unlock significant value through targeted strategic investment, technological innovation, and enhanced operational efficiency. The Company’s geographical footprint aligns well with Tether’s expanding presence in the region. South America is one of USDT’s fastest growing markets, driven largely by demand from across Argentina and Brazil owing to economic instability, volatile national currencies and perennial battles with inflation. Moreover, Tether’s commitment to clean energy, and blockchain technology aligns well with the Company’s efforts to maximise the sustainability of its Agribusiness.

With Tether’s support and targeted investments, the Company can easily overcome its current operational challenges, strengthening its market position, and driving long-term value creation, benefiting not only shareholders but all stakeholders. Tether anticipates that upon consummation of the Acquisition, the Company's senior management would be retained to help drive this new strategic plan for the Company.

Tether understands that an expeditious and efficient Acquisition will be in the best interests of the Company and its shareholders, and that a drawn-out or failed Acquisition may disrupt the Company’s business and its relationships with customers, suppliers, employees and others. Tether is prepared to work with the Company, its Board of Directors, the Company’s management team and Company counsel to negotiate, finalize and execute a definitive acquisition agreement, and complete its confirmatory due diligence investigation, as swiftly as possible.

Importantly, the Acquisition Proposal is not subject to any financing condition. Tether will fund the entire purchase price from its existing cash resources.

As part of its preliminary due diligence efforts, Tether has reviewed the Company’s reports and other documents filed with the U.S. Securities and Exchange Commission, and believes the Acquisition Proposal can be made with confidence in deal certainty, limited execution risk, and speed to close. Tether and its advisors will require the ability to conduct confirmatory due diligence in order for it to complete its evaluation of the Company and its business and operations.

In addition, based on information in the public filings, we understand that the Company’s significant landholdings in certain countries are subject to regulatory regimes that limit or otherwise regulate the ownership of land (including rural land) in such countries by foreign persons and entities. Accordingly, our obligation to consummate the Acquisition will be subject to local approvals and compliance with any such regulatory regimes, as well as all other laws and regulations that may be applicable to the Acquisition.

Tether is prepared to enter into a confidentiality agreement containing customary mutual confidentiality provisions, and is also requesting that the opportunity to negotiate the Acquisition Proposal with the Company be on an exclusive basis for thirty (30) days. We are prepared to send to you immediately upon request proposed forms of agreement providing for such confidentiality and exclusivity.

It is expressly understood that (i) this letter is not intended to, and does not, create or constitute a decision or an agreement to enter the Acquisition or any other transaction, or to enter into a set of definitive Acquisition agreements for such purpose, and (ii) neither Tether nor the Company will have any rights or obligations of any kind whatsoever in respect of the Acquisition Proposal or the Acquisition by virtue of this letter or any other written or oral expression by their respective representatives, other than as set out in the exclusivity and confidentiality agreements, unless and until a set of definitive Acquisition agreements is executed and delivered in relation thereto. Nothing in this letter is intended to limit the right of Tether to pursue unilaterally any course of action it deems appropriate to provide the Company’s shareholders with the opportunity to realize the value inherent in the Acquisition Proposal.

Again, Tether strongly believes that the Acquisition Proposal represents the best possible outcome for the Company’s current shareholders, both in the short-term or the long-term. Tether also believes that for the Company to effectively execute upon its strategic plan, it will require a partner with both capital to fund additional investment into its business and operations and significant operating human capital/expertise. Tether’s leadership team is available to meet with the Company’s Board of Directors and executive management team at your earliest convenience to discuss the Acquisition Proposal and a plan for moving forward with this transaction.

Please contact Giancarlo Devasini, Paolo Ardoino or Richard Heathcote with any questions regarding the Acquisition Proposal and the proposed transaction. Tether looks forward to hearing from the Company and is excited about the prospect of a transaction with the Company that will benefit the Company’s shareholders and enhance the long-term prospects of the Company.

Sincerely,

Tether Investments, S.A. de C.V.

By: /s/ Giancarlo Devasini

Name: Giancarlo Devasini

Title: Sole Administrator

***

On February 16, 2025, Mr. Bosch and Mr. Gnecco held a call with representatives of the Purchaser to clarify the terms of the Purchaser’s proposal. Later that day, Mr. Bosch, Mr. Gnecco and other representatives of the Company discussed the proposal with Davis Polk & Wardwell LLP (“Davis Polk”) and Elvinger Hoss Prussen (“Elvinger Hoss”), counsel to the Company, including potential next steps.

On February 16, 2025, the Company Board held a meeting to discuss the terms and conditions of the proposal. Members of management were present. The Company Board authorized the Company to engage a financial advisor to further assist the Company Board in its evaluation of the proposal. The Company Board authorized management to engage in preliminary discussions with the Purchaser and instructed management to seek to maximize shareholder value, including to negotiate for a higher per-share price and an offer for 100% of the outstanding Shares not owned by the Purchaser. The Company Board also authorized management to make a public announcement with respect to the proposal.

On February 17, 2025, representatives of the Purchaser, Mr. Bosch and Mr. Gnecco discussed the Purchaser’s offer, the percentage of shares the Purchaser is willing to purchase, the offer price and other potential terms and conditions for the offer as expressed in the proposal. Mr. Bosch expressed that the Company Board will likely request that the Purchaser purchase a greater percentage of the Company’s shares at a higher price.

On February 18, 2025, the Company issued a press release that the Company Board is evaluating the proposal and encouraged the Company’s shareholders to take no action at such time.

Also on February 18, 2025, the Purchaser announced that it had purchased additional Shares such that it held as of such time approximately 20.2% of the Company’s outstanding Shares.

On February 19, 2025, after due consideration, the Company engaged J.P. Morgan Securities LLC (“J.P. Morgan”) to act as its financial advisor. Following the engagement of J.P. Morgan, the Company Board discussed with J.P. Morgan other potential counterparties to a strategic transaction and instructed J.P. Morgan to initiate discussions with certain counterparties.

On February 19, 2025, the Company Board held a videoconference meeting attended by members of management and representatives of Davis Polk and Elvinger Hoss. The Company Board discussed the proposal, the Company and its operations, performance and prospects, and various process and timing matters concerning the proposal. The Company Board discussed potential next steps and the strategy for responding to the proposal. Following the discussion, the Company Board approved the entry into a confidentiality agreement and exclusivity agreement with the Purchaser in order to facilitate further discussions.

Between February 18, 2025, and February 24, 2025, the Company and the Purchaser negotiated a customary nondisclosure agreement and the Exclusivity Agreement. The primary areas of negotiation related to the length of the exclusivity period and the scope of the standstill and lock-up obligations binding on the Purchaser.

On February 19, 2025, Mr. Bosch and Mr. Sartori discussed logistics for setting up a meeting for the Purchaser to present its proposal to the Company Board and the Company’s management.

Between February 20, 2025 and February 24, 2025, representatives of J.P. Morgan held discussions with eight potential strategic counterparties and five financial sponsors that, based on J.P. Morgan’s market and industry expertise, would be most likely to be interested in pursuing a significant transaction with the Company at such time.

On February 21, 2025, Mr. Sartori, Mr. Ardoino and Mr. Devasini and other representatives of the Purchaser presented the Purchaser’s proposal to the Company Board and the Company’s management. Members of the Company Board submitted questions in advance that were addressed by the Purchaser’s representatives.

On February 24, 2025, the Company and the Purchaser executed the nondisclosure agreement and the Exclusivity Agreement.

On February 25, 2025, the Company issued a press release that it had entered into the nondisclosure agreement and the Exclusivity Agreement to facilitate further discussions with the Purchaser.

On February 25, 2025, McDermott Will & Emery LLP (“McDermott”), counsel to the Purchaser, submitted a preliminary legal due diligence request list to the Company. On February 26, 2025, representatives of Davis Polk, McDermott, the Company and the Purchaser held a telephonic meeting to discuss the scope of the Purchaser’s diligence. Over the ensuing weeks, the Purchaser and its advisers conducted diligence on the Company. During this time, the Company created a confidential electronic data room containing business, financial, tax, legal and other information regarding the Company and its business.

On February 27, 2025, McDermott and Tavarone Rovelli Salim Miani, outside Argentine counsel to the Purchaser, held a call with representatives of the Company to discuss diligence questions related to land ownership laws in Argentina.

On March 3, 2025, McDermott and BRZ Advogados, outside Brazilian counsel to the Purchaser, held a call with Pinheiro Neto Advogados, outside Brazil counsel to the Company, along with representatives from both the Company and the Purchaser, to discuss diligence questions related to land ownership laws in Brazil.

On March 3, 2025, at the direction of Mr. Bosch, representatives of J.P. Morgan held a call with Mr. Sartori in which representatives of J.P. Morgan informed Mr. Sartori of the Company’s request that the Purchaser increase the per-share price of the Offer to $13.50 per share and for the Offer to be made with respect to 100% of the Company’s shares not held by the Purchaser.

Between March 7, 2025, and March 9, 2025, Mr. Sartori, along with other representatives of the Purchaser, visited the Company’s headquarters for additional diligence discussions, and visited certain of the Company’s production facilities.

On March 10, 2025, McDermott provided Davis Polk with a draft of the Transaction Agreement.

On March 11, 2025, the Company Board held a videoconference meeting attended by members of management and representatives of J.P. Morgan, Davis Polk and Elvinger Hoss. Representatives of J.P. Morgan, Davis Polk and Elvinger Hoss led a discussion with the Company Board about the status of negotiations, the draft transaction agreement that was provided by McDermott and the fiduciary duties of the Company Board with respect thereto. The discussion on the transaction agreement focused on the fact that the transaction agreement as prepared by the Purchaser did not include protections for the Company’s unaffiliated minority shareholders and the Company Board instructed management to negotiate for further protective provisions. Representatives of J.P. Morgan reviewed with the Company Board J.P. Morgan’s preliminary financial analysis of the Company based on the Company’s projected financial performance as provided by management to and approved for use by J.P. Morgan in connection with such analysis. Representatives of J.P. Morgan also advised the Company Board that none of the potential third parties that representatives of J.P. Morgan contacted had indicated that they were willing to proceed with a transaction with the Company on terms as favorable or more favorable to the Company and its shareholders than the proposal by the Purchaser.

On March 13, 2025, Mr. Sartori and Mr. Devasini called Mr. Bosch and Mr. Gnecco to inform them that the Purchaser would be willing to raise the number of shares subject to the Offer, such that the Purchaser would acquire up to 70% of the Company, but that the Purchaser was not willing to raise its per-share price. Later that day, at the direction of the Company’s management, Davis Polk sent a proposed term sheet to McDermott and the Purchaser, which term sheet included the transaction terms (including protections of minority shareholders) that the Company would be willing to accept. Over the following days McDermott and Davis Polk negotiated the term sheet.

On March 14, 2025, the Company Board held a videoconference meeting attended by members of management and representatives of J.P. Morgan, Davis Polk and Elvinger Hoss. Representatives of J.P. Morgan provided an update on the revised proposal from the Purchaser and a request from the Purchaser to extend the Exclusivity Letter through March 30, 2025. The Company Board asked a number of questions which were addressed by representatives of J.P. Morgan, Davis Polk and Elvinger Hoss. The Company Board authorized the entry in an amended Exclusivity Letter to extend the exclusivity period.

On March 15, 2025, the Company announced that it had entered into the amendment to the Exclusivity Letter.

On March 17, 2025, Davis Polk sent a revised version of the Transaction Agreement to McDermott. Between March 17, 2025, and March 25, 2025, Davis Polk and McDermott exchanged drafts of and negotiated the Transaction Agreement, including through a number of videoconference meetings which Laurence Coman, a member of the Purchaser’s legal department, Mr. Gnecco, and other representatives of the Company attended.

On March 17, 2025, Mr. Sartori, Mr. Bosch and Mr. Gnecco, accompanied by representatives of J.P. Morgan, had a telephone call to discuss terms of the Transaction Agreement and the term sheet. Because of the advanced state of the negotiation of the Transaction Agreement by such time, the parties did not further negotiate the term sheet.

On March 19, 2025, McDermott sent a draft of the Registration Rights Agreement to Davis Polk. Between March 19, 2025, and March 25, 2025, McDermott and Davis Polk exchanged drafts and negotiated the Registration Rights Agreement.

On March 19, 2025, the Company Board held a videoconference meeting attended by members of management and representatives of J.P. Morgan, Davis Polk and Elvinger Hoss. Representatives of J.P. Morgan presented an update on the progress of the negotiations. Representatives of J.P. Morgan notified the Company Board that the Purchaser had indicated that the proposal submitted by the Purchaser constituted the Purchaser’s best and final offer.

On March 19, 2025, and March 20, 2025, Mr. Sartori and Mr. Bosch had telephone calls to discuss terms of the Transaction Agreement. Also on March 20, 2025, Mr. Bosch and Mr. Gnecco had a telephone call with Mr. Coman, and Mr. Sartori to discuss the terms of the Transaction Agreement, including the plans for the Purchaser’s retention of management.

On March 21, 2025, Davis Polk and Elvinger Hoss shared a draft of the Amended Articles with McDermott.

On March 24, 2025, McDermott, Davis Polk and representatives of the Company held a call with Computershare to discuss logistics and timing for launching a tender offer, including the fact that the Purchaser’s desire is to close the Offer and become a record shareholder of the Company with respect to Shares accepted for purchase and acquired in the Offer before May 2, 2025, which was the record date for the previously announced dividend, such that the Purchaser would receive the dividend with respect to any Shares acquired in the Offer.

On March 24, 2025, the Company Board held a videoconference meeting attended by members of management and representatives of J.P. Morgan, Davis Polk and Elvinger Hoss. Davis Polk provided an update on the terms of the Transaction Agreement, including the governance provisions that were negotiated in the Transaction Agreement and Amended Articles protective of the Company’s unaffiliated minority shareholders. Davis Polk and Elvinger Hoss also advised the Company Board of their fiduciary obligations with respect to the transaction.

On March 25, 2025, Mr. Bosch and Mr. Gnecco held a conference call with Mr. Sartori and Mr. Coman to discuss the status of the transaction documents and the Purchaser’s expected timeline for launching the Offer.

On March 26, 2025, the Company Board held a videoconference meeting attended by members of management and representatives of J.P. Morgan, Davis Polk and Elvinger Hoss. Representatives of J.P. Morgan reviewed with the Company Board J.P. Morgan’s financial analyses of the Offer Price of $12.41 per Share, and rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 26, 2025, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price of $12.41 per Share to be paid to the holders of Shares who tender their Shares in the Offer (other than the Purchaser and its subsidiaries and affiliates) was fair, from a financial point of view, to such holders. For a detailed discussion of the opinion of J.P. Morgan, please see below in the section titled “Item 4 — Opinion of the Company Board’s Financial Advisor.” After careful discussion and consideration, the Company Board unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are fair to the Company’s shareholders, (ii) declared it advisable to enter into the Transaction Agreement, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Transaction Agreement and consummate the Transactions, including the Offer, (iv) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Transaction Agreement.

After the Company Board meeting, on March 26, 2025, the Transaction Agreement and the Registration Rights Agreement were executed by the Purchaser and the Company. Shortly before the stock market opening on the following business day, March 27, 2025, the Company and the Purchaser issued a joint press release announcing the execution of the Transaction Agreement, a copy of which is attached as Exhibit (a)(5) hereto and incorporated herein by reference.

Reasons for the Recommendation

In evaluating the proposed Transaction Agreement and the Transactions, the Company Board consulted with the Company’s management, as well as J.P. Morgan, Elvinger Hoss and Davis Polk. In the course of making the determination that the Transaction Agreement and the Transactions, including the Offer, are fair to the Company’s shareholders and to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Transaction Agreement, the Company Board reviewed, evaluated and considered a significant amount of information and numerous factors, including the following material factors and benefits of the Offer:

•	Premium for Purchased Shares. The Offer Price represents a premium of approximately 26.76% to the closing Share price on February 14, 2025, the last trading day prior to the announcement of the Purchaser’s proposal. The Offer Price also represents a premium of approximately 17.55% to the 90-day volume-weighted average share price as of February 14, 2025, the last trading day prior to the announcement of the Purchaser’s proposal, and a premium of approximately 28.35% to the 30-day volume-weighted average share price as of February 14, 2025, the last trading day prior to the announcement of the Purchaser’s proposal.

•	Liquidity and Certainty. The Company Board considered the fact that the entire consideration will be payable in cash, which provides certainty, near-term value and liquidity to tendering shareholders whose Shares are purchased in the Offer.

•	Likelihood and Speed of Consummation. The Company Board considered the likelihood of consummation of the Transactions, and the timeliness of such consummation, including:

o	the Purchaser’s size and financial strength, including its ability to fund the Offer Price with cash on hand;

o	the limited nature of the conditions to the Purchaser’s obligations to consummate the Offer, including (i) the absence of any financing condition in the Transaction Agreement, (ii) the number of required regulatory filings, (iii) the number of covenants restricting the Company in the Transaction Agreement, and (iv) that “Company Material Adverse Effect” is defined in the Transaction Agreement to exclude regulatory changes and fluctuations in the general conditions in the industries in which the Company operates, provides a high degree of likelihood that the Offer will be consummated, as described in more detail in Section 12 (Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement) of the Offer to Purchase; and

o	the potential for closing in a relatively short time frame could reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Optionality. The Company Board considered that each of the Company’s shareholders will be able to make an independent judgment of whether to maintain its ownership interest in the Company or to reduce or, pending proration, eliminate its interest in the Company by participating in the Offer and that the nature of the Offer is entirely voluntary and that no shareholder will be compelled to tender its Shares in the Offer. Considerations that the Company Board believed may be relevant to each shareholder’s individual decision whether to tender also included:

o	the shareholder’s determination of the adequacy of the Offer Price in light of the shareholder’s own investment objectives and analysis;

o	the shareholder’s views as to the Company’s prospects and outlook and whether the Amended Articles and the changes to be made therein as described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Amended and Restated Articles of Incorporation” will sufficiently protect minority shareholders that remain as shareholders of the Company;

o	the shareholder’s need for liquidity or diversification of its investment portfolio;

o	other investment opportunities, including other types of investments, available to the shareholder;

o	whether the shareholder requires current income on its investment in the Company;

o	the shareholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the shareholder may wish to consult with competent investment professionals;

o	the tax consequences to the shareholder of participating in the Offer, for which the shareholder may wish to consult with competent tax advisors;

o	the restrictions on transfer that the Purchaser has agreed to; and

o	the factors considered by the Company Board as described herein and any other factors that the shareholder deems relevant to its tender decision.

•	Company Board Process; Best and Final Offer. The Company Board considered the fact that the Company Board retained outside financial and legal advisors and established a process for a thorough review and analysis of the Offer and the Company’s alternatives to the Offer and that the Company Board, through its advisors, negotiated the terms of the Offer and the Amended Articles with the Purchaser and its representatives and that, based on these negotiations, the Company Board believed that the $12.41 Offer Price and the other terms of the Offer and the Amended Articles represented the Purchaser’s best and final offer and that the Purchaser was not willing to increase its price or otherwise improve its terms (including the fact that the Company successfully negotiated an increase of the Maximum Shares from 51% to approximately 70% of the outstanding Shares).

•	Public Disclosure of Proposal. The fact that, since February 18, 2025, the date of the public disclosure of the receipt by the Company of an unsolicited non-binding proposal, any prospective investor that was interested in exploring a transaction with the Company had the opportunity to submit a proposal for a transaction, and the fact that the Company and its advisors conducted outreach to alternative potential investors with respect to a transaction with the Company, as more fully described above under “-Background of the Offer.”

•	Protections for Continuing Unaffiliated Shareholders. The Company Board considered the potential impact of the consummation of the Offer on shareholders of the Company whose Shares are not purchased in the Offer (other than the Purchaser and its affiliates), including shareholders of the Company whose Shares are tendered pursuant to the Offer but not purchased in full due to proration, and negotiated the Amended Articles and the Transaction Agreement containing provisions intended to enhance the minority shareholder protections following the completion of the Offer. More specifically, the Company Board considered the following provisions:

o	Acquisition Restrictions. The Purchaser has agreed that, following the consummation of the Offer, it will not acquire more than 80% of the Company’s equity securities unless it proceeds with a public offer to acquire all of the Company’s outstanding Shares.

o	Commitment to Maintain a Minimum Number of Independent Directors. The Purchaser and the Company have agreed to maintain, at any given time, no fewer than three directors on the Company Board who are each “independent” (as defined in the Amended Articles).

o	Restrictions on Related Party Transaction. The Purchaser has agreed that any Related Party Transaction will require the prior approval of a majority of the Independent Directors;

o	Restrictions on Transfer. The Purchaser has agreed that, during the nine-month period following the consummation of the Offer, it will not transfer any Company Securities (as defined in the Transaction Agreement) to any other person or group (other than an affiliate of the Purchaser), except that the Purchaser may sell its Shares pursuant to a third-party tender offer, merger, consolidation or other similar transaction that involves a change of control of the Company and in which all holders of the Company’s capital stock are eligible to participate. Following such nine-month period, the Purchaser will not transfer greater than 50% of the Company’s outstanding Shares to any single person or group (other than an affiliate of the Purchaser) without first providing the Company’s independent directors an opportunity to find a potential acquiror that is acceptable to the independent directors, as described in more detail in Section 12 (Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement) of the Offer to Purchase.

o	Registration Rights. The Purchaser and the Company have agreed on customary registration rights to provide for a mechanism for an orderly disposition of the Shares held by the Purchaser in the event they wish to sell such Shares in the future.

o	Supermajority Approval Requirements. The Purchaser and the Company have agreed that any direct or indirect amendment to certain provisions in the Amended Articles that are intended to protect the rights of continuing minority shareholders will require the approval of a 90% majority of the outstanding voting rights of the Company.

o	Continued Listing Requirement. The Purchaser has agreed that following the Acceptance Time, it will not take any action to cause the Company to fall below the continued listing requirements of the New York Stock Exchange without the approval of the Independent Directors.

•	Financial Analysis and Opinion of J.P. Morgan. The Company Board considered the financial analysis presented by representatives of J.P. Morgan to the Company Board and the oral opinion of J.P. Morgan rendered to the Company Board on March 26, 2025, which was subsequently confirmed by delivery of a written opinion, dated March 26, 2025, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price to be paid to the holders of the Shares that tender their Shares in the Offer (other than the Purchaser and its subsidiaries and affiliates) was fair, from a financial point of view, to such holders. The full text of J.P. Morgan’s opinion is included as Annex A to this Schedule 14D-9. Further discussion of the opinion of and the related presentation by J.P. Morgan to the Company Board is set forth below in this Item 4 – Opinion of the Company Board’s Financial Advisor.

•	Financial and Business Information; Projections. The Company Board received financial, business and other information concerning the historical and current financial condition, results of operations, leverage, business and prospects of the Company, the risks involved in achieving those prospects, and national and international economic conditions and conditions in the markets and industries in which the Company operates. The Company Board engaged in discussions with management regarding such financial, business and other information and considered the potential impact of such financial, business and other information on the Company’s financial condition and operating performance, as well as on the market valuation of the Company and its historical stock price and performance. Additionally, the Company Board considered the five-year Projections (defined below) and the potential opportunities and risks relating to management’s ability to execute the business plan underlying such projections.

•	No Limitations on the Purchaser Acquiring Shares. The Company Board considered the fact that the Purchaser had acquired a significant stake in the Company in the period prior to the announcement of the Offer and that, if the Company did not negotiate a deal with the Purchaser, the Purchaser could have continued to acquire Shares in the open market without any of the protections for continuing unaffiliated shareholders described above.

•	Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Transaction Agreement in Order to Accept a Superior Proposal. The Company Board considered the terms of the Transaction Agreement permitting the Company to receive unsolicited alternative proposals and other terms and conditions of the Transaction Agreement, including:

o	the Company’s right, subject to certain conditions, to respond to, discuss and negotiate unsolicited acquisition proposals that are made prior to the time that Shares are first accepted for payment under the Offer;

o	the ability of the Company Board under the Transaction Agreement to withdraw or change its recommendation that the Company’s shareholders tender their Shares pursuant to the Offer subject to certain conditions and in certain circumstances, including in connection with a superior proposal;

o	the provision in the Transaction Agreement allowing the Company Board to terminate the Transaction Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to payment of a termination fee of $25,000,000, or approximately 2.6% of the Company’s equity value as of December 26, 2024, which amount the Company Board believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the likelihood that a fee of such size would not be a meaningful deterrent to alternative acquisition proposals; and

o	the provision in the Transaction Agreement requiring the Purchaser to, under certain circumstances and subject to certain limitations, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived as of such date.

•	Post-Offer Strategy: The Company Board considered the Purchaser’s statements to the Company that the Purchaser contemplates retaining the Company’s four business segments following the Offer, with the flexibility to grow both organically and through acquisitions in each segment and/or other new segments, as the case may be.

•	Management Retention. The Company Board considered the provision of the Transaction Agreement requiring the Purchaser to use reasonable best efforts to maintain the current compensation and benefits programs for the Company’s management and committing to enter into severance agreements and a new equity compensation plan for certain members of management. See the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company – Continuing Employees – Management Compensation and Benefits” of this Schedule 14D-9 and Section 12 (Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement) of the Offer to Purchase.

•	Effect of Offer on Trading Price of Shares. The Company Board considered the effect of the Offer on the trading price of the Shares, and the potential negative effect that the termination or withdrawal of the Offer by the Purchaser would have on the same.

The Company Board also considered a variety of risks and other potentially adverse factors and other potentially negative reasons related to entering into the Transaction Agreement in determining whether to approve the Transaction Agreement and the Transactions, including:

•	Maximum Number of Shares to be Purchased; Potential Post-Closing Limited Trading Market. The Company Board considered the fact that the Purchaser is offering to purchase fewer than all of the Company’s outstanding Shares at the Offer Price, which would leave a smaller public float outstanding after the Offer and may result in a more limited trading market for the Shares following the consummation of the Offer. The Company Board considered that the Purchaser had informed representatives of the Company Board that the Purchaser was not willing to acquire the entire Company or increase the number of Shares being sought in the Offer beyond the negotiated 70% level. The Company Board also considered that the Offer will not be immediately followed by a merger or other transaction in which the remaining shareholders would receive the same consideration to be received by shareholders whose Shares are purchased in the Offer.

•	Proration. The Company Board considered that, in the event that more than 49,596,510 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer, upon acceptance, the Purchaser will purchase such tendered Shares on a pro rata basis from all tendering shareholders (with adjustments to avoid purchases of fractional Shares), and such proration may result in such shareholders continuing to hold, after the consummation of the Offer, Shares that they had tendered into the Offer.

•	Inability to Participate in Future Growth, Dividends or Alternative Strategic Transactions. The Company Board considered that while each of the Company’s shareholders will be able to make an independent judgment of whether, to maintain its ownership interest in the Company or to reduce or, pending proration, eliminate its interest in the Company by participating in the Offer, those shareholders whose Shares are tendered and purchased in the Offer will not participate in any future benefits arising from continued ownership of those Shares, including any potential future earnings growth of the Company, future dividends, subsequent increases in the market price of the Shares and strategic transactions involving the Company, including any possible eventual sale of the Company. The Company Board has resolved to pay a dividend of $0.175 per share on May 17, 2025, to the holders of Shares as of a record date of May 2, 2025. If the Offer is consummated prior to May 2, 2025, then tendering shareholders whose Shares are purchased by the Purchaser will not be eligible to receive such a dividend on account of Shares purchased by the Purchaser in the Offer. Although no alternative strategic transaction is pending or contemplated by the Company Board at this time, the Company Board cannot predict if or when such alternative transaction may occur in the future and, if such a transaction were to occur, whether the terms and conditions of any such transaction would be more favorable or less favorable to the Company’s shareholders than the terms and conditions, including the Offer Price, of the Offer.

•	Third Party Transactions. The Company Board considered the fact that the Purchaser’s obtaining a majority ownership stake following the Offer would prevent other third parties from acquiring the Company without the Purchaser’s consent, which may decrease the likelihood of a subsequent sale of the Company, or that minority shareholders receive a control premium for their Shares upon any such subsequent sale of the Company.

•	Consummation Risk. The Company Board considered the risk that the transactions contemplated by the Transaction Agreement (the “Transactions”), including the Offer, may not be consummated in a timely manner or at all, including as a result of potential regulatory restrictions (including those restrictions described in the section of the Annual Report titled “Item 3. Key Information—Risk Factors”) in the countries where the Company operates and otherwise, and the consequences thereof, including (i) the potential loss of value to the Company’s shareholders, (ii) the potential negative impact on the operations and prospects of the Company, including the risk of loss of key personnel, and (iii) the market’s perception of the Company’s prospects could be adversely affected if such transactions were delayed or were not consummated.

•	Potential or Actual Conflicts of Interest. The Company Board considered the interests of the Company’s executive officers and directors and the fact that the Company’s executive officers and directors may be deemed to have interests in the Transactions, which interests may be different from or in addition to those of the Company’s shareholders, generally (as more fully described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” above).

•	Tax Treatment. The Company Board considered the fact that the consideration in the Offer consists of cash and will therefore be taxable to the shareholders who are subject to taxation for U.S. federal income tax purposes.

•	Termination Fee. The Company Board considered the possibility that the Company may be obligated to pay the Purchaser a termination fee of $25,000,000 if the Transaction Agreement is terminated under certain circumstances.

•	Potential Litigation. The Company Board considered the risk of litigation related to the Transactions that could be instituted against the Company or its directors and officers, and potential effects or outcomes related thereto.

•	Exceptions to Acquisition Restrictions. The Company Board considered the exceptions to the acquisition restrictions that allow the Purchaser to initiate a buyout offer immediately after the Closing, and the exceptions that allow the Purchaser to acquire additional Shares or cause the Company to repurchase Shares as long as such acquisition or repurchase would not result in the Purchaser’s ownership reaching above 80%.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer with the potential benefits of the Transactions, the Company Board unanimously (i) determined that the Transaction Agreement and the Transactions are fair to the Company’s shareholders, (ii) declared it advisable to enter into the Transaction Agreement, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Transaction Agreement and consummate the Transactions and (iv) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Transaction Agreement.

The foregoing discussion of the Company Board’s reasons for its recommendation that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Company Board in connection with its recommendation. In view of the wide variety of factors considered by the Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of the Company’s executive officers and directors as described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Certain Financial Projections

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance or results of operations, including future earnings, or other results, due to, among other things, the inherent unpredictability of the underlying assumptions, estimates and projections.

However, in connection with the Company Board’s review and evaluation of the Offer and other strategic alternatives available to the Company, the Company’s management, at the direction of the Company Board, prepared certain risk-adjusted, non-public, unaudited prospective financial information for fiscal years 2025 through 2030 of the Company on a standalone basis (as summarized below), reflecting the best currently available estimates and judgments of the Company’s management on a risk-adjusted basis (the “Projections”). The Projections were provided by the Company’s management to the Company Board for purposes of considering, analyzing and evaluating the Offer.  In addition, the Projections were provided to J.P. Morgan and approved by the Company Board for use by J.P. Morgan in connection with its financial analyses and fairness opinion, as described in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion.” The Projections were not provided to the Purchaser or any other potential counterparties.

The information and table set forth below are included solely to provide the Company’s shareholders access to the relevant portions of the Projections, and is not being included in this Schedule 14D-9 to influence the decision of any shareholder of the Company regarding whether to tender Shares in the Offer or for any other purpose. The Projections may differ from publicly available analyst estimates and projections and do not take into account any events or circumstances after the date they were prepared, including the announcement of the proposed transaction. The Company makes and has made no representations to the Purchaser, in the Transaction Agreement or otherwise, concerning any projected financial information.

	Projections
	(All currency figures in USD$mm)
	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$1,568	$1,881	$2,054	$2,215	$2,334	$2,467
Adjusted EBITDA (1)	$401	$452	$533	$608	$663	$720
Adjusted EBIT (2)	$228	$290	$312	$373	$414	$461
Unlevered Free Cash Flow (3)	$108	$61	$88	$143	$174	$216

(1)	“Adjusted EBITDA” means (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item in the Company’s financial statements: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.

(2)	“Adjusted EBIT” means (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item in the Company’s financial statements: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.

(3)	“Unlevered Free Cash Flow” is a non-IFRS financial measure calculated as Adjusted EBIT after tax, adding back depreciation and amortization, and deducting capex and change in net working capital and temporary items.

Cautionary Statements

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Projections were developed, with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. Important factors that may affect actual results or that may result in the Projections not being achieved include, but are not limited to: (i) unpredictable weather conditions, including as a result of climate change, pest infestations and diseases that may have an adverse impact of agricultural productions; (ii) the effect of global economic conditions; (iii) conditions in the financing markets and access to sufficient capital; (iv) commodity prices; (v) changes in applicable laws, rules and regulations; (vi) accuracy of certain accounting assumptions; (vii) changes in actual or projected cash flow; and (viii) other risk factors described in the Annual Report as well as under “Item 8. Additional Information—Forward-Looking Statements.” In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

The Projections were not prepared with a view toward public disclosure or complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) with respect to prospective financial information, the published guidelines established by the SEC and guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, no independent registered public accounting firm or any other independent accountant provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm or independent accountant has audited, reviewed, compiled, examined or otherwise performed any procedures with respect to the Projections or expressed any opinion or any form of assurance with respect thereto.

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. None of the Company, its affiliates, officers, directors, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections. None of the Company or any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation or warranty to any of the Company’s shareholders or other person regarding the information included in the Projections or the ultimate performance of the Company compared to the information contained in the Projections, the likelihood that the Projections will be achieved, or the overall future performance of the Company. The Projections also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The Projections were prepared assuming the Company’s continued operation as a standalone, publicly traded company, without giving effect to the Offer, any changes to the Company’s operations or strategy that may be implemented following consummation of the Offer, any costs incurred in connection with the Offer, or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Transaction Agreement. The Company’s management believed the assumptions used in the preparation of the Projections to be reasonable at the time they were made. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Projections.

Certain of the measures included in the Projections, including Adjusted EBITDA (as described above), Adjusted EBIT (as described above) and unlevered free cash flow, are financial measures that are not calculated in accordance with IFRS. Such non- IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS, and may not be comparable with similar titles used by other companies. Furthermore, there are limitations inherent in non-IFRS financial measures because they exclude certain items that are required to be included in an IFRS presentation. Applicable SEC rules, which would otherwise require a reconciliation of non-IFRS measures to comparable IFRS measures, do not apply to non-IFRS measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction if the disclosure is included in a document such as this Schedule 14D-9. Reconciliations of non-IFRS financial measures were not relied upon by J.P. Morgan for purposes of their financial analyses as described in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion” or by the Company Board in connection with its consideration of the Offer. Accordingly, Company Board has not provided such reconciliations. The Projections are not fact and should not be relied upon as being necessarily indicative of future results. Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Projections.

None of the Company or any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile any information contained in the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law.

In light of the foregoing factors and the uncertainties inherent in the Projections, shareholders are cautioned not to place undue reliance on the Projections.

Financial Analyses and Opinion

Pursuant to an engagement letter, the Company retained J.P. Morgan as its financial advisor in connection with the Offer.

At the meeting of the Company Board on March 26, 2025, J.P. Morgan rendered its oral opinion to the Company Board, which was subsequently confirmed by delivery of a written opinion, dated March 26, 2025, to the effect that, as of such date and based upon and subject to the factors, assumptions, qualifications and any limitations set forth in its written opinion, the Offer Price to be paid to the holders of the Shares who tender their Shares in the Offer (other than the Purchaser and its subsidiaries and affiliates) was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated March 26, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference.  The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s shareholders are urged to read the opinion in its entirety.  J.P. Morgan’s opinion was addressed to the Company Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Offer, was directed only to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of the Shares (other than the Purchaser and its subsidiaries and affiliates) who tender their Shares in the Offer and did not address any other aspect of the Offer.  J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the Offer to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Offer. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Offer or how such shareholder should vote with respect to the Transaction or any other matter.

In arriving at its opinion J.P. Morgan, among other things:

•	reviewed the Transaction Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Offer, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan.  J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with the Company, J.P. Morgan did not assume the obligation to undertake any such independent verification.  J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or the Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate.  J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.  J.P. Morgan also assumed that the Offer and the other transactions contemplated by the Transaction Agreement will be consummated as described in the Transaction Agreement.  J.P. Morgan also assumed that the representations and warranties made by the Company and the Purchaser in the Transaction Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues.  J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer.

The Projections furnished to J.P. Morgan were prepared by the Company’s management as set forth in “Item 4. The Solicitation or Recommendation—Certain Financial Projections.” The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer, and such projections were not prepared with a view toward public disclosure.  These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates.  Accordingly, actual results could vary significantly from those set forth in such projections.  For more information regarding the use of projections and other forward-looking statements, please refer to “Item 4. The Solicitation or Recommendation—Certain Financial Projections”.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion.  J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of the Shares (other than the Purchaser and its subsidiaries and affiliates) who tender their Shares in the Offer, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the Offer to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Offer. J.P. Morgan expressed no opinion with respect to the effects of the Offer and the other transactions contemplated by the Transaction Agreement on any holder of Shares who elects not to tender such shares in the Offer.  Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer, or any class of such persons relative to the Offer Price to be paid to the holders of the Shares who tender their Shares in the Offer or with respect to the fairness of any such compensation.  J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time.

The terms of the Transaction Agreement were determined through arm’s length negotiations between the Company and the Purchaser, and the decision to enter into the Transaction Agreement was solely that of the Company Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the Offer and should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Offer or the Offer Price.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Company Board on March 26, 2025 and contained in the presentation delivered to the Company Board on such date in connection with the rendering of such opinion.  The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Company Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous in certain respects to the Company and/or one or more of its businesses.  The companies selected by J.P. Morgan were as follows:

Sugar & Ethanol

•	Sao Martinho (as adjusted to exclude the net value of land)

•	Jalles Machado

•	Raizen (for reference only)

Grain Processing

•	Brasilagro

•	SLC Agricola

•	Cresud

•	Bunge (for reference only)

•	ADM (for reference only)

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, may be considered to be sufficiently similar in certain respects to those of the Company and/or one or more of its businesses.  The selected companies may be considered similar to the Company or such businesses based on the nature of their assets and operations; however, none of the companies selected is identical or directly comparable to the Company or such businesses, and certain of these companies may have characteristics that are materially different from those of the Company or such businesses.  J.P. Morgan’s analyses necessarily involve complex considerations and judgements concerning differences in the financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect the Company or such businesses.

Using information obtained from the selected companies’ public filings and FactSet Research Systems as of March 25, 2025, J.P. Morgan calculated for each selected company the ratio of such company’s firm value (the “FV”) (calculated as the market value of the company’s common stock on a fully-diluted basis, plus any debt, debt-like items and minority interest, less cash and cash equivalents and other adjustments) to the equity research analyst estimates for such company’s (i) earnings before interest and taxes (“FV/2025E EBIT”) and (ii) earnings before interest, taxes, depreciation, and amortization (“FV/2025E EBITDA”), in each case for fiscal year 2025, calendarized to December 31, 2025, on a pre-IFRS basis.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgement, J.P. Morgan selected a multiple refence range of 3.5x to 4.5x for FV/EBITDA 2025E and a multiple reference range of 6.5x to 8.0x for FV/EBIT 2025E.

J.P. Morgan then applied these reference ranges to the Company’s estimated Adjusted EBIT and estimated Adjusted EBITDA for fiscal year 2025 based on the Projections and net of pre-tax interest on leases, as directed by management.  The analysis indicated the following ranges of implied per share equity value for Shares (rounded to the nearest $0.10):

FV/2025E Adjusted EBITDA	$7.40	$11.10
FV/2025E Adjusted EBIT	$7.30	$10.30

The ranges of implied per share equity value were compared to (i) the closing price of the Shares on March 25, 2025 of $11.04 and (ii) the Offer Price of $12.41 per Share.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied equity value per share for the Shares.  J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate from fiscal years 2025 through fiscal year 2030 based upon the Projections.  J.P. Morgan also calculated a range of terminal values of the Company at the end of this period by applying a range of terminal growth rates of 1.0% to 2.0% to estimates of unlevered free cash flows for the Company as adjusted for the long-term cyclicality and growth of the business, in each case as provided by management.  J.P. Morgan then discounted such unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2024 using a range of discount rates from 10.0% to 12.0%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company.  The present values of such unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting the book value of the Company’s minority interests as of December 31, 2024 and by also subtracting the estimated net debt of $679 million as provided by management to reflect the estimated use of excess cash in the first fiscal quarter of 2025. This analysis indicated a range of implied per share equity value for the Shares (rounded to the nearest $0.10) of $10.90 to $18.10, which was compared to (i) the closing price of the Shares on March 25, 2025 of $11.04 and (ii) the Offer Price of $12.41 per Share.

Other Information

J.P. Morgan observed certain additional information for reference purposes only and not as a component of its fairness analysis:

•	Transaction Multiples. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be sufficiently analogous to the Company’s business (or aspects thereof) based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. None of the selected transactions reviewed was identical to the Offer.

Based on the results of this analysis and other factors J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a transaction multiple reference range for FV/LTM Adjusted EBITDA of 3.75x to 5.25x and applied it to the Company’s Adjusted EBITDA, net of pre-tax interest on leases, for the fiscal year ending December 31, 2024, which resulted in a range of implied per share equity value (rounded to the nearest $0.10) for the Shares of $9.70 to $15.90.  This range of implied per share equity value was compared to (i) the closing price of the Shares on March 25, 2025 of $11.04 and (ii) the Offer Price of $12.41 per Share. J.P. Morgan noted that the selected transaction analysis was presented merely for reference and informational purposes only and not as a component of its fairness analysis.

•	52-Week Historical Trading Range. J.P. Morgan reviewed the 52-week trading range of the Shares for the period ending February 14, 2025, the last unaffected trading day prior to news that the Company received an unsolicited non-binding proposal from the Purchaser, which was $8.72 to $11.88 per Share. J.P. Morgan compared that range to (i) the closing price of the Shares on March 25, 2025 of $11.04 and (ii) the Offer Price of $12.41 per Share. J.P. Morgan noted that the historical trading range analyses were presented merely for reference and informational purposes only and not as a component of its fairness analysis.

•	Analyst Price Targets. J.P. Morgan reviewed the future price targets of five publicly available equity research analysts for the Shares obtained from FactSet Research Systems as of March 25, 2025, which provided a reference range of $10.50 to $14.00 per Share. J.P. Morgan compared such reference range to (i) the closing price of the Shares on March 25, 2025 of $11.04 and (ii) the Offer Price of $12.41 per Share. J.P. Morgan noted that the analyst price target analyses were presented merely for reference and informational purposes only and not as a component of its fairness analysis.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion.  Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Offer. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Offer.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.  J.P. Morgan was selected to advise the Company with respect to the Offer and deliver an opinion to the Company Board with respect to the Offer on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

The Company has agreed to pay J.P. Morgan a fee of up to $3.0 million, $1.5 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the Offer.  In addition, the Company has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had and continue to have commercial or investment banking relationships with the Company for which J.P. Morgan and such affiliates have received or will receive customary compensation. Such services during such period have included acting as acting as dealer manager on an offering of debt securities in August 2024.  In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding Shares.  During the two year period preceding delivery of its opinion ending on January 31, 2025, the aggregate fees recognized by J.P. Morgan from the Company were approximately $900,000. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or material commercial or investment banking relationships with the Purchaser.  In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Purchaser for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Intent to Tender

As of March 26, 2025, the executive officers and directors of the Company beneficially owned, in the aggregate 4,692,055 Shares, excluding Shares issuable upon exercise of outstanding Company Options but including unvested Company Restricted Shares, which are anticipated to vest on April 1, 2025. To the Company’s knowledge, after making reasonable inquiry, it is anticipated that (i) of the directors, Mr. Musetti, Mr. Velasco and Ms. Russo intend to tender all of their Shares in the Offer, Ms. Artigas intends to tender 50% of her Shares in the Offer, Mr. Boyce intends to tender a portion of his Shares in the Offer, Mr. van der Linden intends to hold his Shares and the remainder of the directors have not yet made a determination (which determinations they will make on an individual basis) and (ii) all of the executive officers of the Company other than Mariano Bosch and Renato Junqueira Santos Pereira have indicated that they will likely tender 50% of the Shares that they hold (although it is an individual decision and other amounts may be tendered) but no final or binding determinations have been made as of the date of this Schedule 14D-9 as to their intention to tender, sell or hold such Shares. Mariano Bosch and Renato Junqueira Santos Pereira have indicated that they will not be tendering their respective Shares, unless one or both of them tendering is necessary in order to achieve the Minimum Condition. See also “Item 3. Past Contacts, Transactions, Negotiations and Agreement—Arrangements with Current Executive Officers and Directors of the Company—Consideration for Shares Tendered Pursuant to the Offer.”

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company retained J.P. Morgan to act as its financial advisor in connection with the Offer, and, in connection with such engagement, J.P. Morgan delivered its opinion and is entitled to be paid the fees described in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion,” which opinion is filed as Annex A hereto and is incorporated herein by reference.

Information pertaining to the retention of J.P. Morgan set forth in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the grant of Company Options or Company Restricted Shares in the ordinary course and in accordance with the terms of the Transaction Agreement, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Adecoagro S.A.	January 2025 - February 2025	Share repurchase under existing buyback program	1,100,000	$9.65

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaging in any negotiations in response to the Offer that relate to: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

The Company has agreed that from the date of the Transaction Agreement to the Acceptance Time or the date, if any, on which the Transaction Agreement is terminated, the Company will not, among other things, solicit alternative acquisition proposals. In addition, the Company has agreed to certain procedures that it must follow in the event it receives an unsolicited acquisition proposal.

Except as set forth in this Schedule 14D-9 (together with the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there has been no transaction, Company Board resolution, agreement in principle or signed contract entered into in response to the Offer that relates to, or would result in, one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

Conditions to Offer

The information set forth in Section 13 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements -  Arrangements with Current Executive Officers and Directors of the Company” is incorporated by reference herein.

Shareholder Approval

Shareholder approval is not required to consummate the Offer. Following the consummation of the Offer, in accordance with the terms of the Transaction Agreement, the Company will hold a general meeting of the shareholders to approve (and the Purchaser is required to and is required to cause its affiliates holding Shares in the Company to vote in favor of) the following matters:

•	the 2025 Distribution Policy of the Company as approved by the Company Board on March 11, 2025, including the dividend distribution plan,

•	a distribution of dividends of an amount equal to the interim dividends of $17,500,000,

•	the annual accounts of the Company for the financial year ending December 31, 2024 and the Company Audited Financial Statements (as defined in the Transaction Agreement), and the discharge (quitus) of each member of the Company Board for the proper performance of their duties, and

•	the Amended Articles and the adoption thereof.

For the directors who will be appointed by cooptation following the Acceptance Time, shareholders will also be asked to vote on such directors at a general meeting.

The summary description of the Transaction Agreement set forth in Section 12 (Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement) of the Offer to Purchase is incorporated herein by reference.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer.

Regulatory Approvals

The Offer may be subject to notification requirements under antitrust or competition laws in jurisdictions outside the United States where the Purchaser and the Company may meet the relevant thresholds. In accordance with the terms of the Transaction Agreement, the Purchaser and the Company have agreed to use their reasonable best efforts to make any necessary filings as promptly as practicable. The information set forth in Section 13 (Conditions of the Offer) and the section titled “Section 14-Certain Legal Matters-Antitrust” of the Offer to Purchase are incorporated herein by reference.

Legal Proceedings

There are currently no legal proceedings relating to the Offer.

Company Dividends

On March 11, 2025, the Company Board resolved to pay a dividend of $0.175 per share on May 17, 2025, with a record date of May 2, 2025. If the Offer is consummated prior to May 2, 2025, then tendering shareholders will not be eligible to receive such a dividend on account of Shares purchased by the Purchaser in the Offer.

Forward-Looking Statements

This Schedule 14D-9 filing contains information that may constitute forward-looking statements for purposes of applicable securities laws. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “estimate,” “expect,” “believe,” “will likely result,” “outlook,” “project” and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, (i) the risk that the Offer may not be completed in a timely manner or at all; (ii) uncertainties as to the percentage of the Company shareholders tendering their Shares in the Offer; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) the possibility that any or all of the various conditions to the consummation of the Offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; (vi) the effect of the announcement or pendency of the Transactions on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; (vii) risks related to diverting management’s attention from the Company’s ongoing business operations; (viii) the risk that shareholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and (ix) those set forth in the “Risk Factors” section of the Annual Report and subsequent filings with the SEC. The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this Schedule 14D-9 filing are qualified by the factors, risks and uncertainties contained therein.   In addition, the forward-looking statements included in this Schedule 14D-9 filing represent the Company’s views as of the date of this Schedule 14D-9 filing and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this Schedule 14D-9 filing.

Where You Can Find Additional Information

For additional information regarding the business and the financial results of the Company, please see (i) the Annual Report and (ii) the Company’s Report of Foreign Private Issuers on Form 6-K submitted to the SEC on March 13, 2025, which includes the Company’s Audited Financial Statements as of and for the year-ended December 31, 2024, both of which are incorporated by reference herein. In addition, all documents subsequently filed or submitted by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the Acceptance Time, including any Report of Foreign Private Issuers on Form 6-K submitted during such period (or portion thereof) that is identified in such form as being incorporated by reference into this 14D-9, shall be deemed to be incorporated by reference herein and to be part hereof from the date of the filing or submission of such documents.

The tender offer materials and the Solicitation/Recommendation Statement (and the documents incorporated by reference herein) will be made available for free at the SEC's website at www.sec.gov. In addition, copies of the documents filed by the Company with the SEC (and incorporated by reference herein) will be available free of charge on the Company’s internet website at www.adecoagro.com or by contacting the Company’s investor relations department at ir@adecoagro.com. The information on the Company’s website should not be considered part of this Schedule 14D-9 and, except as expressly stated in this Schedule 14D-9, is not incorporated herein by reference.

ITEM 9. EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of March 26, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Newspaper Advertisement published in the New York Times on March 28, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)	Joint Press Release issued by Tether Investments, S.A. de C.V. and Adecoagro on March 27, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(e)(1)	Transaction Agreement, dated as of March 26, 2025, by and between Adecoagro S.A. and Tether Investments, S.A de C.V. (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by Adecoagro S.A. with the SEC on March, 28 2025).

(e)(2)	Registration Rights Agreement, dated as of March 26, 2025, by and between Adecoagro S.A. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by Adecoagro S.A with the SEC on March 28, 2025).

(e)(3)	Exclusivity Letter, dated as of February 24, 2025, by and between Adecoagro S.A. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by Tether Investments, S.A. de C.V. with the SEC on February 25, 2025).

(e)(4)	Annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 26, 2024.

Annex A – J.P. Morgan Opinion Letter

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Adecoagro S.A.

By:	/s/ Emilio Gnecco
Name: Emilio Gnecco Title: Chief Financial Officer

Dated: March 28, 2025

Annex A

March 26, 2025

The Board of Directors
Adecoagro S.A.
28, Boulevard F.W. Raiffeisen
L-2411, Luxembourg
Grand Duchy of Luxembourg

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the Offeror (as defined below) and its subsidiaries and affiliates) of common shares, nominal value $1.50 per share (the “Company Common Shares”), of Adecoagro S.A. (the “Company”) of the consideration to be paid to such holders in the proposed Transaction (as defined below) pursuant to the Transaction Agreement, dated as of March 26, 2025 (the “Agreement”), among the Company and Tether Investments, S.A. de C.V. (the “Offeror”). Pursuant to the Agreement, the Offeror will commence a tender offer for up to a number of Company Common Shares representing, when added to the Company Common Shares already owned by the Offeror as of the date of the Agreement, 70% of the outstanding Company Common Shares (the “Transaction”), at a price for each share equal to $12.41 (the “Consideration”) payable in cash.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Shares and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Offeror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Offeror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Shares (other than the Offeror and its subsidiaries and affiliates) who tender their Company Common Shares in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We express no opinion with respect to the effects of the Transaction and the other transactions contemplated by the Agreement on any holder of Company Common Shares who elects not to tender such shares in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Shares who tender their Company Common Shares in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or material commercial or investment banking relationships with the Offeror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as dealer manager on an offering of debt securities in August 2024. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding Company Common Shares. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Offeror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Shares who tender their Company Common Shares in the proposed Transaction (other than the Offeror and its subsidiaries and affiliates) is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Transaction or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule 14D-9 or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC